Exhibit 99.1

Swvl Reports Receipt of Nasdaq Minimum Bid Price Notification

Dubai, United Arab Emirates – November 4, 2022 – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today reported that the Company received a letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is currently not in compliance with Nasdaq Rule 5450(a)(1), as the Company’s closing bid price for its Class A ordinary shares (the “Ordinary Shares”) was below $1.00 per share for the last 30 consecutive business days.

The Nasdaq Stock Market Rules provide the Company a period of 180 calendar days to regain compliance. According to the Letter, the Company has until May 1, 2023, to regain compliance with the minimum bid price requirement. The Company will regain compliance, if at any time during this 180-day period, the closing bid price of its Ordinary Shares is at least $1.00 for a minimum period of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance from Nasdaq and this matter will be closed.

If the Company does not demonstrate compliance prior to the end of the 180-day period ending May 1, 2023, the Nasdaq’s staff will notify the Company that its Ordinary Shares will be subject to delisting.

However, the Company may then be eligible for additional time to regain compliance, of up to a further 180 calendar days, if it meets the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for the Nasdaq Global Market, with the exception of the bid price requirement. To be eligible, the Company will also need to provide further written notice of its intention to cure the deficiency during the second compliance period.

It is noted that Swvl’s continued listing on Nasdaq remains a key priority for the Company. Should the situation not resolve itself over the above-mentioned timeframe, the Company intends to consider available options to cure the deficiency and regain compliance with the minimum bid requirement within the compliance period, including by potentially approving a reverse share split.

The Letter from Nasdaq has no immediate effect on the Company’s Nasdaq listing or the trading of its Ordinary Shares on Nasdaq, and during the aforementioned cure period, as may be extended, the Company’s Ordinary Shares will continue to trade on the Nasdaq Global Market under the symbol “SWVL”.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across more than 135 cities in more than 20 countries. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. For example, Swvl is using forward-looking statement in this press release when it discusses its ability to regain compliance under the Nasdaq’s Listing Qualification requirements including by potentially approving a reverse share split to regain the $1.00 minimum bid compliance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements.

Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com